UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 14, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

ACQUISITION OF MPONENG, MINE WASTE SOLUTIONS CONCLUDED
Johannesburg, Monday, 14 September 2020. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce that all conditions precedent relating to its acquisition of the Mponeng mine (Mponeng) and Mine Waste Solutions (MWS) from AngloGold Ashanti Limited (AngloGold Ashanti) (“the transaction”) have been met and accordingly the two parties have now concluded the transaction.
Consequently, the transaction is scheduled to close in accordance with the transaction agreement on 30 September 2020, upon which Harmony will assume full ownership and operation of Mponeng, MWS and all other assets and liabilities that form part of the transaction. Harmony will take effective control of the assets as from the 1st of October 2020.
Aside from improving Harmony’s portfolio mix between surface and underground operations, the transaction has the potential to improve the group’s overall recovered grade and increase cash flow margins. Harmony will only be in a position to estimate the full benefit of the integration once its planning parameters have been applied and the Company has taken ownership of the assets.
Harmony CEO Peter Steenkamp said: “This is a proud moment for Harmony, further demonstrating our well-established belief in and commitment to the sustainability of gold, our confidence in South Africa and our determination to grow value for all of our stakeholders.”
Harmony will publish its financial results for the year ended 30 June 2020 on Tuesday, 15 September 2020. Please see Harmony’s website for more details: www.harmony.co.za.

Ends.

For more details, contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0) 82 759 1775 (mobile)

Johannesburg, South Africa
14 September 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 14, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director